UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 31, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $220,000 Notes due January 31, 2017 Linked to the Performance of a Basket of 10 Common Stocks E 7081

•                  $1,900,000 Buffered Digital Plus Notes due July 31, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $500,000 Notes due January 31, 2017 Linked to the Performance of the S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index

•                  $1,100,000 Buffered SuperTrackSM Digital Notes due January 31, 2014 Linked to the Performance of the S&P 500® Index

•                  $1,100,000 Annual Reset Coupon Buffered Notes due January 30, 2015 Linked to the S&P 500® Index

•                  $2,000,000 Annual Reset Coupon Buffered Notes due January 31, 2017 Linked to the S&P 500® Index

•                  $4,000,000 Notes due January 29, 2016 Linked to the Performance of a Basket of Commodity Indices

•                  $5,238,000 Step-Up Fixed Rate Callable Notes due January 31, 2024

•                  $200,000 10.50% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of Ford Motor Company)

•                  $200,000 11.00% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of MetLife, Inc.)

•                  $300,000 13.25% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $100,000 10.00% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of Hewlett-Packard Company)

•                  $1,650,000 9.50% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of Yahoo! Inc.)

•                  $100,000 16.00% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $400,000 11.00% Exchangeable Notes due April 30, 2012 (Linked to the Common Stock of Halliburton Company)

•                  $300,000 20.00% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of United States Steel Corporation)

•                  $400,000 14.00% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of Superior Energy Services, Inc.)

•                  $100,000 11.00% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of Citigroup Inc.)

•                  $100,000 20.00% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of Patriot Coal Corporation)

•                  $100,000 13.00% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of Silver Wheaton Corp.)

•                  $200,000 10.50% Exchangeable Notes due January 30, 2013 (Linked to the Common Stock of Halliburton Company)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 31, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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